VOTING AND SUPPORT AGREEMENT

September 8, 2018

Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Michael Young
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

VOTING AND SUPPORT AGREEMENT

September 8, 2018

 Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Union Group International Holdings
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

VOTING AND SUPPORT AGREEMENT

September 8, 2018

Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer
.

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Ravi Sood
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

VOTING AND SUPPORT AGREEMENT

September 8, 2018

 Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Oscar Leon
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

VOTING AND SUPPORT AGREEMENT

September 8, 2018

Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Michael Galego
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]

VOTING AND SUPPORT AGREEMENT

September 8, 2018

Dear Securityholder:

Re:   Acquisition of ICC Labs Inc. by Aurora Cannabis Inc.

Aurora Cannabis Inc. (“Aurora”) is concurrently herewith entering into an arrangement agreement (the “Arrangement Agreement”) with ICC Labs Inc. (“ICC”) which provides for, among other things, the acquisition by Aurora of all of the issued and outstanding common shares (the “Shares”) of ICC by way of a plan of arrangement (the “Plan of Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Transaction”). Under the terms of the Arrangement Agreement, Aurora will acquire all of the issued and outstanding Shares at a price per Share of $1.95 payable in such number of common shares in the capital of Aurora (“Aurora Shares”) as is equal to the quotient of $1.95 divided by the volume-weighted average trading price of the Aurora Shares on the Toronto Stock Exchange in the twenty (20) Business Days (as such term is defined in the Arrangement Agreement) preceding the effective date of the Transaction (the last day of such period being the second to last trading day on the TSX immediately prior to the effective date of the Transaction) (the “Consideration”).

The undersigned securityholder (the “Securityholder” and together with Aurora, each, a “Party” and collectively, the “Parties”) acknowledges that Aurora would not proceed with the Transaction but for the execution and delivery of this Agreement by the Securityholder.

In consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Securityholder and Aurora (each, a “Party” and collectively, the Parties”) agree as follows:

1.	OWNERSHIP OF SHARES

Aurora understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over (i) the number of Shares, if any, and (ii) the number of ICC Options exercisable to purchase Shares (the “Options”), if any, each as set forth in the Securityholder’s acceptance (the “Acceptance”) at the end of this voting and support agreement (this “Agreement”).

2.	PROPOSED TRANSACTION

Under the Plan of Arrangement, Aurora will acquire, subject to the terms and conditions of the Arrangement Agreement, all of the issued and outstanding Shares.

Capitalized terms used in this Agreement but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.

3.	COVENANTS OF THE SECURITYHOLDER

The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Transaction and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:

(a)

attend (either in person or by proxy) any meeting of the shareholders of ICC held to consider the Transaction (including any adjournments and postponements thereof) (the “ICC Arrangement Meeting”), and at the ICC Arrangement Meeting, vote or cause to be voted all of:

(i)	the Shares; and

(ii)	any Shares acquired by or issued to the Securityholder on or following the date hereof,

that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the ICC Arrangement Meeting (the “Subject Securities”) in favour of the Transaction and all matters related thereto;

(b)	vote or cause to be voted (in person or by proxy) at any meeting of the securityholders of ICC any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)

any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid, sale or transfer of a material amount of assets of ICC or similar transaction involving ICC or the Shares other than the Transaction and any transaction related thereto;

(ii)	the issuance of any securities of ICC (other than pursuant to the exercise of ICC Options) other than the Transaction and any transaction related thereto;

(iii)

any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent, or adversely affect in any material respect the Transaction including, without limitation, any ICC Acquisition Proposal; or

(iv)	any action or agreement that would result in a breach of any representation, warranty, or covenant or other obligation of ICC in the Arrangement Agreement;

(c)

upon the request or direction of Aurora, have all of its Subject Securities counted or not counted (as directed by Aurora) as part of a quorum in connection with any meeting of securityholders of ICC relating to matters set forth in Section 3(b);

(d)

not, without the prior written consent of Aurora, option, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the option, sale, transfer, assignment, pledge, encumbrances or other disposition of, the Subject Securities or any interest therein, other than pursuant to any exercise of ICC Warrants or ICC Options for Shares in accordance with their terms; except that from and after the date of the Final Order, the Securityholder shall be entitled to, without the consent of Aurora, sell, transfer, assign, pledge, encumber or otherwise dispose of, the Subject Securities, provided that any sales of Subject Securities permitted to be made during the term of this Agreement shall be made in an orderly fashion as market conditions permit;

(e)

not, except as required pursuant to this Agreement, grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this Agreement;

(f)

not exercise or permit any other person to exercise any rights of the Securityholder any rights of dissent or appraisal in respect of any resolution approving the Transaction or any aspect thereof or matter related thereto, and not exercise any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation;

(g)	not, directly or indirectly:

(i)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding a ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(ii)

enter into, engage, continue or participate in any negotiations or discussions regarding, or provide any non-public information with respect to ICC or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of ICC or any of its subsidiaries or otherwise cooperate in any way with, any ICC Acquisition Proposal or potential ICC Acquisition Proposal;

(iii)	requisition or join in the requisition of any meeting of the securityholders of ICC for the purpose of considering any resolution;

(iv)

solicit proxies or become a participant in the solicitation in opposition to or in competition with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement or act jointly or in concert with others with respect to voting securities of ICC for the purpose of opposing or competing with Aurora’s purchase of the Shares as contemplated by the Arrangement Agreement; or

(v)	take any other action of any kind which might reasonably be regarded as likely to reduce the success or delay or interfere with the completion of the Transaction;

(h)

promptly notify Aurora upon any of undersigned’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement, which notification shall include a description of the ways in which such representations or warranties have become incorrect or untrue; and

(i)

from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all other actions reasonably necessary or as Aurora may reasonably request for the purposes of effectively carrying out this Agreement.

The Securityholder acknowledges and agrees that any ICC Options held by him, her or it, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and he, she or it shall take all steps required of him, her or it to give effect to such treatment.

4.	COVENANTS OF AURORA

Aurora agrees and confirms to the Securityholder that it shall take all steps required of it under the Arrangement Agreement to cause the Transaction to occur in accordance with the terms of and subject to the conditions set forth in the Arrangement Agreement.

5.	ALTERNATIVE TRANSACTION

In the event that, in lieu of the Transaction, Aurora seeks to complete the acquisition of the Shares other than as contemplated by the Arrangement Agreement on a basis that is (a) on economic terms and conditions (including, without limitation, tax treatment) having consequences to the Securityholder that are in the Securityholders’s reasonable opinion equivalent to or superior to those contemplated by the Arrangement Agreement, (b) would not likely result in a delay or time to completion beyond the Completion Deadline (as defined in the Arrangement Agreement), and (c) is otherwise on terms and conditions no more onerous on the Securityholder than the Transaction (including any take-over bid) (any such transaction, an “Alternative Transaction”), then during the term of this Agreement the Securityholder shall support the completion of such Alternative Transaction in the same manner as the Transaction in accordance with the terms and conditions of this Agreement mutatis mutandis, including by (A) depositing or causing the deposit of its Subject Securities into an Alternative Transaction conducted by way of a take-over bid made by Aurora or an affiliate of Aurora and not withdrawing them; and/or (B) voting or causing to be voted all of the Subject Securities (to the extent that they carry the right to vote) in favour of, and not dissenting from, such Alternative Transaction proposed by Aurora.

6.	DEPOSIT OF PROXY

The Securityholder hereby covenants and agrees in favour of Aurora that:

(a)

no later than 10 days prior to the date of the ICC Arrangement Meeting, the Securityholder shall deposit duly completed forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Securities (as directed on such forms) to cause the Subject Securities to be voted in favour of the Transaction, and

(b)

such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Aurora has been obtained or this Agreement is terminated pursuant to Section 9.

7.	REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER

The Securityholder hereby represents and warrants to Aurora as follows and acknowledges that Aurora is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the Securityholder is the sole beneficial owner of the Shares and ICC Options with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Shares and the ICC Options from the Securityholder or any interest therein or right thereto, except pursuant to the Transaction;

(b)

(i) the only securities of ICC beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed on the Acceptance, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of ICC or any rights or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of ICC or any interest therein;

(c)

the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Shares and ICC Options now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Shares and ICC Options hereafter acquired by it;

(d)

the Securityholder has the sole right to vote (or cause to be voted) all of its Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by it;

(e)

this Agreement has been duly executed and delivered by the Securityholder, and, assuming the due authorization, execution and delivery by Aurora, this Agreement constitutes a legal, valid and binding obligation of the Securityholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(f)

if the Securityholder is a corporation or other entity, it is validly subsisting under the laws of the jurisdiction governing its incorporation or formation and has all necessary corporate or other power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(g)

neither the execution and delivery of this Agreement by the Securityholder, the consummation by the Securityholder of the transactions contemplated hereby nor the compliance by the Securityholder with any of the provisions hereof will:

(i)

result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of the Securityholder (if the Securityholder is a corporation or other entity) or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which such Securityholder is a party or by which such Securityholder or any of its properties or assets (including Shares and ICC Options) may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement; or

(ii)

require the Securityholder to make any filing with (other than pursuant to the requirements of applicable securities legislation which the Securityholder will undertake), or to obtain any permit, waiver, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person;

(h)

the Securityholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Subject Securities or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Securities except those which are no longer of any force or effect; and

(i)

the Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.

8.	REPRESENTATIONS AND WARRANTIES OF AURORA

Aurora hereby represents and warrants to the Securityholder as follows and acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement and the Transaction:

(a)

the execution and delivery of this Agreement by Aurora and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Aurora and is a valid and binding agreement, enforceable against Aurora in accordance with its terms, and and the performance by Aurora of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, and (ii) to its knowledge, any applicable Laws;

(b)

neither the execution and delivery of this Agreement by Aurora, the consummation by Aurora of the transactions contemplated hereby nor the compliance by Aurora with any of the provisions hereof will result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any of the constating documents of Aurora or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which Aurora is a party or by which Aurora or any of its properties or assets may be bound, or constitute a violation or breach of or default under or conflict with any contract, commitment, agreement, understanding or arrangement of any kind to which Aurora will be a party and by which Aurora will be bound at the time of such consummation, in each case, which breach or default could reasonably be expected to prevent, materially delay or materially impair Aurora’s ability to consummate the transactions contemplated by this Agreement;

(c)

that no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity is required to be obtained by Aurora in connection with the execution and delivery of this Agreement, the performance by it of its obligations under this Agreement and the consummation by Aurora of the Transaction, other than those which are contemplated by the Arrangement Agreement; and

(d)

that there are no claims, actions, suits, audits, proceedings, investigations or other actions pending against, or, to the knowledge of Aurora, threated against or affecting Aurora or any of its respective properties that, individually or in the aggregate, could reasonably be expected to have a material and adverse effect on Aurora’s ability to execute and deliver this Agreement and to perform its obligations contemplated by this Agreement or the Arrangement Agreement.

9.	TERMINATION

9.1	This Agreement may be terminated by Aurora by notice to the Securityholder if:

(a)

the Securityholder or any other person who is a party to a support agreement with Aurora in respect of the Arrangement has not complied in all material respects with its covenants to Aurora contained herein or therein;

(b)	ICC has not complied in all material respects with its covenants to Aurora under the Arrangement Agreement;

(c)

any representation or warranty of any of the Securityholders contained herein or in another support agreement is at the date hereof or becomes at any time prior to the Effective Time untrue or inaccurate in any material respect; or

(d)	the Arrangement Agreement is terminated in accordance with its terms.

9.2	This Agreement may be terminated by the Securityholder by notice to Aurora if the Arrangement Agreement is terminated in accordance with its terms.

9.3	This Agreement may be terminated at any time prior to the Effective Time by the mutual agreement of Aurora and the Securityholder.

9.4

If this Agreement is terminated as provided in Section 9, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party except that the provisions of Section 12, 17, 19, and 20 will survive any termination hereof pursuant to Section 9, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.

10.	FIDUCIARY DUTY

Notwithstanding anything to the contrary herein, nothing herein shall restrict or limit any director or officer of ICC from taking any action required to be taken in the discharge of his or her fiduciary duty as a director or officer of ICC that is otherwise permitted by, and done in compliance with, the terms of the Arrangement Agreement. Aurora further hereby agrees that the Securityholder is not making any agreement or understanding herein in any capacity other than in the capacity as beneficial owner of the Subject Securities.

11.	AMENDMENT

Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.

13.	ASSIGNMENT

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

14.	SUCCESSORS; NO THIRD PARTY BENEFICIARIES

This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or the Parties’ respective successors or permits assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

15.	TIME OF THE ESSENCE

Time is of the essence of this Agreement.

16.	UNENFORCEABLE TERMS

If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to a Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

17.	APPLICABLE LAW

(a)

This Agreement is to be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

(b)

The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.

18.	NOTICE

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:

(a)	in the case of the Securityholder, to the address appearing on the Acceptance; and

(b)	in the case of Aurora:

Aurora Cannabis Inc.
1500 - 1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention	[REDACTED]
Email:	[REDACTED]

with a copy (which shall not constitute notice) to:

Attention:	[REDACTED]
Email:	[REDACTED]

or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 18. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by fax or email transmission at the address for service provided herein during normal business hours on a business day, or otherwise on the next business day.

19.	ENFORCEMENT

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.

20.	EXPENSES

The Parties agree to pay their own respective expenses incurred in connection with this Agreement.

21.	FURTHER ASSURANCES

Each of the Securityholder and Aurora will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

22.	DISCLOSURE

The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the ICC Arrangement Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws. A copy of this Agreement may be provided to the directors of ICC.

23.	COUNTERPART EXECUTION

This letter may be signed by fax or other electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of fax or other electronic means.

[Remainder of page intentionally left blank; signature page follows.]

AURORA CANNABIS INC.

By:	(signed “Terry Booth”)
Name: Terry Booth
Title: Chief Executive Officer

Acceptance by Securityholder

The foregoing is hereby accepted as of and with effect from the 8th day of September, 2018 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Shares indicated below:

Securities of ICC	Number of Securities
[REDACTED]	[REDACTED]

[REDACTED]	[REDACTED]
Signature of Witness	Signature of Securityholder or, if a corporation, authorized signing officer of the Securityholder

[REDACTED]	Alejandro Antalich
Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

[REDACTED]

[REDACTED]

Facsimile: [REDACTED]

Email: [REDACTED]